Exhibit (a)(3)

December 1, 2005

Dear HyperSpace Restricted Stock Unit Holder:

It is with great pleasure that we present you with what we believe to be exciting news related to your restricted stock units.

We are offering to exchange all outstanding restricted stock units granted to employees of our wholly-owned subsidiary, MPC Computers, LLC in connection with our acquisition of MPC, under the HyperSpace Communications, Inc. 2004 Equity Incentive Plan (the "plan"), for an equal number of new restricted stock units that we will grant under the plan. The restricted stock units accepted for exchange will be exchangeable on a one-for-one basis for the replacement restricted stock units. We will grant the new restricted stock units on December 30, 2005. This exchange is strictly voluntary. You may elect to exchange any or all restricted stock units held by you for new restricted stock units, the terms of which are more fully described herein.

This offer to exchange is being presented to allow you to defer the consequences of an immediate and substantial income tax event on January 1, 2006 while continuing to provide you with a greater incentive to positively impact the upward price of our stock as you perform your job and to participate in the increasing value of HyperSpace Communications, Inc.

The new restricted stock units we will grant you in exchange for the cancellation of your current restricted stock units will have substantially the same terms as your current restricted stock units except that (i) the conversion schedule will be modified so that 1/2 of your vested restricted stock units will convert to shares of common stock on February 15, 2007 and the remaining 1/2 will convert on May 15, 2007 and (ii) the conversion schedule will accelerate upon a change in control of HyperSpace but not in the event of a public offering in which the holder is entitled to participate (as is provided in the current restricted stock unit agreements).

The offer is explained in detail in the enclosed offer to exchange and election form. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to elect to exchange your restricted stock units also are explained in detail in the enclosed materials.

Although our board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether or not you should elect to exchange your restricted stock units. You must make your own decision whether to elect to exchange your restricted stock units.

The offer will expire at 5:00 p.m., Mountain Time, on December 29, 2005, unless we extend the offer. Promptly following the expiration date of the offer and pursuant to the terms and subject to the conditions of the offer, we will accept for exchange and cancel all the restricted stock units elected for exchange. Under the terms and subject to the conditions of the offer, we will grant the new restricted stock units on December 30, 2005. At that time, you will receive a new restricted stock unit agreement to be executed by you and HyperSpace Communications, Inc.

Please direct questions about the offer or requests for assistance or for additional copies of the offer to exchange and election form to Mark A. Pougnet, at (303) 566-6500.

Sincerely,

/s/ John P. Yeros

John P. Yeros

Chairman and Chief Executive Officer

Enclosures

8480 East Orchard Rd., Ste. 6600, Greenwood Village, CO 80111 P: 303.566.6500 F:303.566.6514 www.ehyperspace.com